Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

RESTORATION HARDWARE, INC.

(Name of Subject Company (issuer))

RESTORATION HARDWARE, INC.

(Names of Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Gary G. Friedman

Chairman, President and Chief Executive Officer

15 Koch Road, Suite J

Corte Madera, California 94925

(415) 924-1005

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Gavin B. Grover, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$361,994.00	$14.23

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 294,484 shares of the common stock of Restoration Hardware, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.23

Form or Registration No. 005-54313

Filing Party: Restoration Hardware, Inc.

Date Filed: March 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Schedule TO amends and supplements the Schedule TO and the Offer to Amend Eligible Options (the “Offering Memorandum”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 in connection with the offer by Restoration Hardware, Inc. to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby, all terms of the Offer (as defined in Item 2 below) and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 2 of the Schedule TO is hereby amended and restated as follows:

Item 2.	Subject Company Information

(a) Name and Address. The name of the issuer is Restoration Hardware, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 15 Koch Road, Suite J, Corte Madera, California 94925 and the telephone number of that address is (415) 924-1005. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of common stock, par value $0.0001 per share, of the Company purchasable thereunder and become eligible to receive a “Cash Bonus” (as defined in the Offering Memorandum) from the Company, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(F) (the “Amendment Agreement” and, together with the Offering Memorandum and the Election Form, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m. Pacific Time on June 3, 2008, but may be extended (such time and date, the “Expiration Date”). As of March 3, 2008, Eligible Options to purchase 294,484 shares of common stock of the Company were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 10 of the Schedule TO is hereby amended and restated as follows:

Item 10.	Financial Statements

(a) Financial Information. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Form 10-K for the fiscal year ended February 2, 2008, including all material incorporated by reference therein, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended as follows:

INTRODUCTION

The third heading on the first page of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 11:59 P.M., PACIFIC TIME, ON JUNE 3, 2008,

UNLESS THE OFFER IS EXTENDED”

The second paragraph of the first page of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 3, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. The Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction (as described in greater detail below).”

The last paragraph beginning on page (iii) of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“For further details regarding the Catterton Transaction, please see the preliminary proxy statements on Schedule 14A filed by the Company with the Securities and Exchange Commission on February 19, 2008 and April 18, 2008, respectively, and the Company’s definitive proxy statement on Schedule 14A with respect to the Catterton Transaction, as and when filed with the Securities and Exchange Commission, and any additional proxy materials thereto that may be filed from time to time thereafter with the Securities and Exchange Commission. We are working to complete the Catterton Transaction as soon as possible. We anticipate completing the merger shortly after the special meeting of stockholders called to consider the Catterton Transaction, subject to the adoption of the Merger Agreement by our stockholders and the satisfaction of the other closing conditions set forth in the Merger Agreement.”

SUMMARY TERM SHEET

The section entitled “Expiration Date” on page 4 of the Offering Memorandum is hereby amended and restated as follows:

“Expiration Date	The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 3, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. The Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

FREQUENTLY ASKED QUESTIONS

The first paragraph on page 10 of the Offering Memorandum is hereby amended and restated as follows:

“For further details regarding the Catterton Transaction, please see Section 1 of the Offering Memorandum. Please also see the preliminary proxy statements on Schedule 14A filed by the Company with the Securities and Exchange Commission on February 19, 2008 and April 18, 2008, respectively, and the Company’s definitive proxy statement on Schedule 14A with respect to the Catterton Transaction, as and when filed with the Securities and Exchange Commission, and any additional proxy materials thereto that may be filed from time to time thereafter with the Securities and Exchange Commission. We are working to complete the Catterton Transaction as soon as possible. We anticipate completing the merger shortly after the special meeting of stockholders called to consider the Catterton Transaction, subject to the adoption of the Merger Agreement by our stockholders and the satisfaction of the other closing conditions set forth in the Merger Agreement.”

RISK FACTORS RELATING TO THE OFFER

The paragraph under “Business-Related Risks” beginning on page 17 of the Offering Memorandum is hereby amended and restated as follows:

“In addition to those risks discussed above, you are encouraged to read the risk factors outlined in our periodic and other reports filed with the SEC, including those in our Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC on April 17, 2008, which are incorporated by reference herein. Copies of these reports may be obtained from the places and in the manner described in Section 18 of the Offering Memorandum. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.”

1. ELIGIBLE OPTIONEES; ELIGIBLE OPTIONS; AMENDMENT OF ELIGIBLE OPTIONS AND CASH BONUS; EXPIRATION DATE; ADDITIONAL CONSIDERATIONS.

The last paragraph beginning on page 21 in Section 1 of the Offering Memorandum is hereby amended and restated as follows:

“For further details regarding the Catterton Transaction, please see the preliminary proxy statements on Schedule 14A filed by the Company with the SEC on February 19, 2008 and April 18, 2008, respectively, and the Company’s definitive proxy statement on Schedule 14A with respect to the Catterton Transaction, as and when filed with the SEC, and any additional proxy materials thereto that may be filed from time to time thereafter with the SEC. We are working to complete the Catterton Transaction as soon as possible. We anticipate completing the merger shortly after the special meeting of stockholders called to consider the Catterton Transaction, subject to the adoption of the Merger Agreement by our stockholders and the satisfaction of the other closing conditions set forth in the Merger Agreement.”

The section under the title “Expiration Date” on page 26 in Section 1 of the Offering Memorandum is hereby amended and restated as follows:

“The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 3, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. The Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction. See Section 16 below for a description of our rights to extend, delay, terminate and amend the Offer, and Section 7 below for a description of conditions to the Offer.”

11. INFORMATION CONCERNING THE COMPANY.

The section entitled “Financial Information” on pages 39 and 40 in Section 11 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“Financial Information. The following selected financial data is derived from our consolidated financial statements as filed with the SEC. The selected financial data should be read in conjunction with the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC on April 17, 2008.

	Fiscal Year Ended February 2, 2008	Fiscal Year Ended February 3, 2007
(Dollars in thousands, except per share data)
Results of Operations:(1)
Net revenue	$722,243	$712,810
Gross profit	231,308	249,705
Income (loss) before income taxes	(51,809)	3,395
Net income (loss)	(51,936)	3,252
Net income (loss) attributable to common stockholders	(51,936)	3,252
Net income (loss) per common stock—basic	$(1.34)	$0.09
Net income (loss) per common stock—diluted	$(1.34)	$0.08
Financial Position:
Current assets	$228,514	$220,414
Working capital	102,510	109,826
Noncurrent assets	114,032	95,953
Total assets	342,546	316,367
Line of credit and other current debt	—	—
Line of credit and other long-term obligations	86,235	70,158
Convertible promissory notes	25,010	—
Redeemable convertible preferred stock	—	—
Stockholders’ equity	43,830	92,108

(1)	The financial results for the fiscal year ended February 3, 2007 contained 53 weeks and the financial results for the fiscal year ended February 2, 2008 contained 52 weeks.

The net book value per share of common stock of the Company as of February 2, 2008 was $1.12.

The following table presents our ratio of earnings to fixed charges for the fiscal years ended February 2, 2008 and February 3, 2007:

	Fiscal Year Ended February 2, 2008	Fiscal Year Ended February 3, 2007
Ratio of earnings to fixed charges	*	1.5

*	Earnings for the fiscal year ended February 2, 2008 were insufficient to cover fixed charges by $51.9 million.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from operations. Fixed charges consist of interest expense and amortization of discount and capitalized expense related to debt.

The financial information included in our Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC on April 17, 2008 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 below.”

12. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS; AND MATERIAL AGREEMENTS WITH DIRECTORS AND OFFICERS.

The section under the title “Stockholder Voting Agreements” on page 44 in Section 12 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“In connection with the Merger Agreement, each of the Participants and Glenn J. Krevlin (a member of our Board of Directors who has sole voting power and investment power with regard to shares beneficially owned by funds affiliated with Glenhill Advisors, LLC) (the “Voting Agreement Stockholders”), entered into separate stockholder voting agreements with the Company. Such stockholder voting agreements, which were entered into in connection with the Original Merger Agreement and subsequently amended in connection with the First Amendment, provide, among other things, that each of the Voting Agreement Stockholders has, except in limited circumstances, agreed to vote for and support the merger in connection with the Catterton Transaction. The number of shares of the Company’s common stock subject to such voting agreements is approximately 17,896,054 shares, representing 46% of the outstanding common stock of the Company. The total number of shares that the Voting Agreement Stockholders are committed to vote pursuant to stockholder voting agreements is inclusive of the following:

•	4,991,471 shares in the aggregate held by Mr. Krevlin and funds affiliated with Glenhill Advisors, LLC;

•	4,474,800 shares in the aggregate held by funds affiliated with Palo Alto Investors, LLC;

•	2,526,509 shares held by Reservoir Master Fund, L.P.;

•	3,449,055 shares in the aggregate held by funds affiliated with Vardon Capital; and

•	2,454,219 shares held by Gary G. Friedman.”

18. ADDITIONAL INFORMATION.

The first paragraph and list of materials filed with the SEC and identified by number in Section 18 on page 47 of the Offering Memorandum are hereby amended and restated as follows:

“We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this document is a part, with respect to the Offer. This document does not contain all of the information contained in the Tender Offer Statement on Schedule TO and the exhibits to the Tender Offer Statement on Schedule TO. We recommend that you review the Tender Offer Statement on Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your Eligible Options for amendment:

(i)	our Form 10-K for the fiscal year ended February 2, 2008, filed with the SEC on April 17, 2008;

(ii)	our definitive proxy statement on Schedule 14A for our 2007 Annual Meeting of Stockholders, filed with the SEC on June 4, 2007;

(iii)	our Registration Statements on Form S-8 filed with the SEC on each of October 23, 1998, September 12, 2000, April 11, 2001, October 26, 2001 (as amended pursuant to a post effective amendment filed with the SEC on January 25, 2002), January 25, 2002, March 6, 2003, April 30, 2004 and March 17, 2006;

(iv)	our preliminary proxy statements on Schedule 14A for our Special Meeting of Stockholders, filed with the SEC on February 19, 2008 and April 18, 2008, respectively, and our definitive proxy statement on Schedule 14A for such Special Meeting of Stockholders, as and when filed with the SEC, and any additional proxy materials thereto that may be filed from time to time thereafter;

(v)	all other reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act since the end of the fiscal year covered by our Annual Report referred to in (i) above; and

(vi)	the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on May 14, 1998, as amended on June 3, 1998, including any amendments or reports we file for the purpose of updating that description.”

Section 18 of the Offering Memorandum is hereby amended to include the following new paragraph immediately following the last paragraph of Section 18:

“On April 28, 2008, we will distribute to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(J) to the Schedule TO filed with the SEC and is incorporated herein by reference, announcing that we are extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on June 3, 2008. The Offer had been previously scheduled to expire at 11:59 p.m., Pacific Time, on April 28, 2008. All references in the Offering Memorandum and the other Offer documents filed with the SEC to the “Expiration Date” shall now mean 11:59 p.m., Pacific Time, on June 3, 2008.”

19. FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

The first paragraph of Section 19 on page 48 of the Offering Memorandum is hereby amended and restated as follows:

“This document and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the 1934 Act. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “relies,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements include statements regarding the Acquisition, potential new transaction proposals, including potential superior proposals, and the Company’s solicitation process for competitive offers to acquire the Company. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. However, the safe harbors of Section 27A of the Securities Act and Section 21E of the 1934 Act do not apply to statements made in connection with the Offer. Forward-looking statements involve risks and uncertainties that include, among others, those set forth in the section entitled “Risk Factors Relating to the Offer.” There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements, including the following: (1) the Company may be unable to obtain stockholder approval required for the Catterton Transaction or other applicable transaction; (2) conditions to the closing of the Catterton Transaction or other applicable transaction may not be satisfied; (3) the Catterton Transaction or other applicable transaction may involve unexpected costs, unexpected liabilities or unexpected delays; (4) the business of the Company may suffer as a result of uncertainty surrounding the Catterton Transaction or other applicable transaction; and (5) the Company may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of the Company are set forth in its filings with the SEC, including its recent filings on Forms 10-K, 10-Q and 8-K, including, but not limited to, those described in the Company’s Form 10-K for the fiscal year ended February 2, 2008, in Item 1A thereof (“Risk Factors”), in Item 7 thereof (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and in Item 9A thereof (“Controls and Procedures”). You are cautioned not to place undue reliance on these forward-looking statements, and we expressly assume no obligations to update the forward-looking statements in this document that occur after the date hereof, unless otherwise required by law.”

Item 12 of the Schedule TO is hereby amended and restated as follows:

Item 12.	Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESTORATION HARDWARE, INC.

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Senior Vice President, Chief Financial Officer and Secretary

Dated: April 28, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Amend Eligible Options dated March 17, 2008.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(D)*	Form of Email Regarding Failure to Make an Election.

99.(a)(1)(E)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(F)*	Form of Stock Option Amendment and Cash Bonus Agreement.

99.(a)(1)(G)*	E-mail of Announcement of Tender Offer dated March 17, 2008.

99.(a)(1)(H)	Restoration Hardware, Inc.’s Form 10-K for the fiscal year ended February 2, 2008, filed with the Securities and Exchange Commission on April 17, 2008 and incorporated herein by reference.

99.(a)(1)(I)	Reserved.

99.(a)(1)(J)	Email of Extension of Expiration Date of the Offer to Amend to Eligible Options.

99.(b)	Not applicable.

99.(d)(1)(A)	1998 Stock Incentive Plan Amended and Restated on October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended November 2, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 23, 2002).

99.(d)(1)(B)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Discretionary Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(C)	Form of Notice of Grant of Stock Option, Stock Option Agreement and Early Exercise Stock Purchase Agreement for the Automatic Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(D)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Director Fee Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.3 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(E)	Restoration Hardware, Inc. 1998 Stock Incentive Plan, as Amended and Restated on April 9, 2007 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 5, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 14, 2007).

99.(d)(1)(F)	Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(G)	Form of Stock Option Agreement for Employees under the Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(H)	Form of Non-Plan Notice of Grant of Stock Option and Stock Option Agreement (incorporated by reference to exhibit number 10.42 of Form 10-Q for the quarterly period ended November 3, 2001 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 18, 2001).

99.(d)(1)(I)	Notice of Grant of Stock Option and Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated March 18, 2001 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended August 3, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 17, 2002).

99.(d)(1)(J)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(K)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.5 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(L)	Employment Offer Letter, dated February 28, 2006, from Restoration Hardware, Inc. to Chris Newman (incorporated by reference to exhibit number 10.44 of Form 10-K for the fiscal year ended January 28, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 12, 2006).

99.(d)(1)(M)	Employment Offer Letter, dated May 9, 2006, from Restoration Hardware, Inc. to Ken Dunaj (incorporated by reference to exhibit number 10.45 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(N)	Agreement and Plan of Merger, dated November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 8, 2007).

99.(d)(1)(O)	Amendment No. 1 to Offer Letter between the Company and Chris Newman dated November 15, 2007 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(P)	Amendment No. 1 to Offer Letter between the Company and Ken Dunaj dated November 15, 2007 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(Q)	Employment Offer Letter, dated June 2, 2006, from Restoration Hardware, Inc. to Vivian Macdonald (incorporated by reference to exhibit number 10.46 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(R)	Letter Agreement, dated June 5, 2006, between Restoration Hardware, Inc. and Bonnie McConnell-Orofino (incorporated by reference to exhibit number 10.47 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(S)	Offer of Employment Letter for Gary G. Friedman dated as of March 15, 2001 (incorporated by reference to exhibit number 10.30 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 2, 2001).

99.(d)(1)(T)	Compensation and Severance Agreement between Restoration Hardware, Inc. and Gary G. Friedman, amended and restated February 5, 2004 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(U)	First Amendment, dated January 24, 2008, to the Agreement and Plan of Merger, dated as of November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC, and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on January 24, 2008).

99.(d)(1)(V)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(17) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(W)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(18) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(X)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(19) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Y)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(20) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Z)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(21) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(AA)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(22) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(BB)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(23) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(CC)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(24) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(DD)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(25) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(EE)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(26) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(FF)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(27) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(GG)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(28) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(HH)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(29) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(II)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(30) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(JJ)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(31) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(KK)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(32) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(LL)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(33) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(MM)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(34) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(NN)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(35) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(OO)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(36) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.